Filed by: LVB Acquisition, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: LVB Acquisition, Inc. Subject Company’s Commission File No.: 000-54505

BIOMET TOWN HALL MEETING

Wednesday, June 11, 2014

The following is a transcript of the edited video from the June 11 meeting when Zimmer CEO David Dvorak presented an update on the integration planning process to Biomet Team Members. After Mr. Dvorak’s presentation, Biomet CEO Jeff Binder joined him to answer questions from the audience.

MR. BINDER: Good morning, everyone. How is everybody doing today?

AUDIENCE MEMBERS: Good.

MR. BINDER: Got to stop meeting like this.

So everybody heard from me several weeks ago on the day that the transaction was announced. So no need to hear a heck of a lot more from me, although I will come back later and join David on stage to take some questions. But my primary job this morning is to introduce David to you.

And I have got to tell you that from the very beginning of the discussions that we have had starting in January about this potential transaction I have been very impressed by David’s commitment and dedication to the idea that out of a combination between Zimmer and Biomet could emerge a new company that combines the best of both of us. As I told you the first time that I talked to you — and nothing has happened in the last several weeks to make me think any differently — I first met David through our mutual involvement in AdvaMed which is the trade association. I know that through that and because of this transaction we have developed a lot of respect for each other, a lot of trust for each other. He is a guy I really like and a guy that I think is going to be a great CEO of the combined company after the deal closes.

So I will turn it over to him and then come back for questions. But for now, David Dvorak.

MR. DVORAK: Good morning, everyone. I appreciate all of you making the time to get together and have a conversation about the future of the combination and some of the reasons and exciting opportunities related to the combination.

I would tell you that as Jeff stated, he is an individual that I have developed a good relationship with. We worked hard on some common issues and continue to work hard on common issues of mutual interest and very much to the interest of the industry, including attempting to work through and create more momentum on repealing the Medical Device Tax. But there have been a lot of regulatory reimbursement and compliance, and you name it, market matters in general that through his leadership of the orthopedic sector with AdvaMed — and I was in that role prior to Jeff stepping into the role — I think we have made tremendous progress.

And maybe just to pause on that point as I think about it because I think it’s highly relevant to the future of the industry. The orthopedic sector within the trade association was not a strong sector going back a decade. The matters and policy discussions that took place within the trade association were much more focused and controlled by, say, the cardio companies. And through leadership from the orthopedic companies over the last decade, we have really changed that, and we have had senior leadership on, you know, the executive committee, chairing the board, overseeing many of the major committees, which Jeff continues to do. And none of those responsibilities are easy to take on because, you know, all of us are busy to begin with. But I know that you all support those causes, and appreciate the support that you provide to any of those issues, and to stay active and involved because we need support from the policymakers to be able to position the company for continued success and continued growth.

And it really is the continued success and growth that is at the core of why we believe this combination makes sense. When you look at it — we can go to the, that is the perfect slide, the combination. When you look at the industry that we’re serving, right now this is a $45 billion industry. And it’s an industry that is changing more rapidly than it ever has in the past. You know, it’s an industry that had very positive price. So every year we were increasing our prices going back ten years to the customers, and those price increases would stick. It’s not as much been the case now as has been publically reported by all the companies, but what is undeniable is that the aging population across the globe is going to drive a lot of demand for the solutions that we provide.

And as Jeff has said publicly many times, you know, these are the only solutions, knee and hip replacements, for a patient that has reached the advanced stages of osteoarthritis. And it’s a solution that fortunately works. But it’s also a solution that we believe we can improve upon by continuing to innovate.

For instance, in knees, Biomet in my view has done a terrific job of providing early intervention in partial joint replacement solutions, in addition to terrific total knee replacement. And now with the XP, the ACL-PCL sparing knee, that is another innovation that I think is going to be prominent in the marketplace. And the company is apparently from what I can see from the outside off to a great start with the launch of that important product.

There is a lot of room for innovation because even though the clinical success has been high, as measured by the avoidance of a revision surgery many years out, the patient satisfaction levels can be improved upon, and that is what your company has done a very good job of. And it’s true across the different product categories.

So there is a lot of room for continued innovation, and uniquely I believe that our combined companies are going to be in the best possible position to pursue those innovations. We’ll talk a little bit, you know, in the coming slides about why we think it’s going to be different as a combined company. Not that it’s going to be different in the sense of each company hasn’t done a good job historically, but on a combined basis, we’re going to be able to do more. We’re going to have a bigger portfolio of a research and development pipeline. We’re going to be able to place some bets that may have a lower probability of success, but if they are successful, are going to make a huge difference for patients. And we’re going to be able to do that at a level that is different than what either company could have done as an independent company.

So we’re excited about the opportunity to combine these two great companies and form a new company that is even stronger than either company is today independently or could be on an independent basis going forward. And that is going to take a commitment at the most fundamental level as we develop the integration plan to draw upon the best aspects of each company. If we were to pursue this integration plan and combine the companies by saying, you know, there is a presumption that one company is going to be merged into another company, we would miss incredible opportunities to form a stronger company. And it really is going to be the guiding light in the decisions that we make, whether it’s the processes or talent or technologies. It also is the basis for the commitment that we have already made to say we’re going to preserve both brands.

The Biomet and Zimmer brands are two of the top identities and recognized brands within all of medical devices. I would say those two are probably top ten, maybe even top five in recognized brands within the hospitals that we serve. We don’t want to lose the value of either of those brands. And, you know, frankly, we don’t want to lose the emotional attachment that employees, surgeons, independent sales representatives have with respect to each of those brands as well. This is something that likely would have come up by way of a discussion at some point in the formal integration planning. But I will tell you Jeff appropriately raised this in the midst of us trying to put the deal together, and sought a commitment from me, and he was right to do that.

And, you know, out of everything going on, busy time, it might have been something that we put on, that I would have otherwise put on a next phase priority list, but Jeff said this is going to be important for us to set the tone right up front. He was absolutely right about that. I’m glad that he pushed that issue. And it is indicative of the relationship that we have had and I think the relationship that we can form from the Biomet leadership team and employees and the Zimmer leadership team and employees going forward as we put these plans together.

I will tell you that one of the most heartening aspects — I have had an opportunity as you might imagine, to talk to a lot of different stakeholders since the April announcement, a lot of shareholders, boards of directors, employees, across the globe. I think that some of the meetings that have been most impactful to me by way of discussion have been the opportunities that Jeff and his team have given me to meet and have some conversations with the sales leaders.

So a month ago I was in Japan attending the Japanese Orthopedic Association Meeting. I had a chance to sit down with Matsu and then run around the Biomet exhibit space and booth to meet some of the other leaders in Japan. It’s a terrific group of people. Just last week we were able to do the same thing with the European team.

And you get into these conversations, and sort of pass the initial apprehensions that people naturally are going to have. And immediately people start identifying opportunities that this combination could bring if we do it right.

And they are so passionate as they should be about the historic success of Biomet. And then they start to look forward at the opportunity to combine the product portfolios, to innovate with a broader investment pool and capability by pulling both companies together to have the strongest sales force and distribution channel across the globe, to bring those great technologies and solutions to the marketplace, to run the medical training and education programs on an even broader basis. And the opportunities are terrific, and it’s a long list. And we’re really going to get after identifying those opportunities and prioritizing them by virtue of opening up the dialogue.

About a month ago, I guess it was, I had a chance to have the same conversation with the US sales leaders down in Dallas because Stuart had a regularly-scheduled meeting down there. So they ran through everything that they needed to cover on their business priorities. And then I was able to make some remarks in front of the US sales leaders and then spend some time with them at kind of a reception and walk through while we were grabbing something to eat together. And that was a terrific discussion.

Again, immediately people started identifying opportunities to say, boy, I could grab this product that we don’t have in our bag right now and cross-sell it to a surgeon or a hospital where I have a very strong relationship. And that’s going to be sort of instant offense as soon as we close the deal. So that is the nature of these discussions.

But, you know, that said, we really are just embarking on this journey. And I’ll talk a little bit about the forward process of putting the integration plan together with you this morning. Just so you have a sense as to where we are from signing the transaction or coming to the agreement, making the announcement in April, to the forward plans to close the transaction which we continue to expect to be on or about the first quarter of next year. Okay.

So probably not a place where we need to spend a lot of time for the group in Warsaw, but because this is being broadcast out to other jurisdictions around the world, maybe to state the obvious, Zimmer was born just down the road. And the people in this room recognize that. The company was founded in 1927. The building on that slide is right down on Detroit. We still have some operations in that building. So that was the first site. This picture is a fun one because it’s from 1936. So that was the company, Zimmer at that point in time. We have a similar number of employees at Biomet at this point. Around 10,000. I think the number is around 9,000 for Biomet at this point.

Last year we closed the year off with sales of $4.6 billion and a lot of similarity in the scope and focus of the business which is musculoskeletal care. So, you know, the orthopedic business, knees, hips, extremities, spine, dental, trauma. We have a pretty significant surgical business. Biologics. We do not have a CMF business. Again, that’s a terrific fit and very complementary.

So it’s a business that has been around for approaching 90 years. But I think importantly while there may be some cultural differences, and people will talk about those, and we’re going through a really intentional and focused process to make sure that we’re drawing upon the best aspects of both companies’ cultures among other things to form this new company.

But our roots are in the same community. Our focus is in the same marketplace. Our orientation towards doing most fundamentally what is right for patients and believing that many of the other aspects of our business will take care of themselves, you know, that is a parallel between these companies.

And I think there is a lot more of the fundamental value systems within these companies that is similar than different.

Those differences are going to be respected. Those differences are going to be drawn upon to form the stronger company going forward.

May we move to the benefits of the combination then. I mentioned some of these benefits just in the introductory remarks. But, you know, if you go through the product categories, there are a whole bunch of aspects where Biomet has a very strong offering in a particular area where Zimmer doesn’t have as strong of an offering and vice versa. And these are the things that as we get the integration teams put together, the field, the marketing groups, the sales representatives in the field are going to identify, and we’re going to build these integration plans around powering up on those opportunities to cross-sell.

If you think about it, right now Biomet spends about 150 to 160 million dollars on research and development. Zimmer last year a bit over 200 million dollars. Think about how much more we can do on a combined basis, and our intention is to maintain that investment. And it’s going to give us an opportunity as I mentioned to do more across a broader portfolio to address unmet needs as well as develop importantly the clinical and economic evidence that is going to be increasingly parts of winning conversations with stakeholders that are going to make decisions. Because in that $45 billion marketplace that is going to grow because of this aging baby boomer population across the globe, our customers are being pressured to provide more solutions, but at an increasingly cost effective way.

So appreciating the circumstances that those customers are operating within is going to be very important to future success. And I am confident that with an increasingly — solution and, you know, integrated service offering in addition to the great products technologies that we have been more traditionally focused upon, that we’re going to end up with a unique portfolio.

I’ll tell you what is more, and this sounds so audacious when you state it, but I don’t think there is going to be another company in the world that can do what we can do. There are going to be other big companies out there. And those big companies are going to have access to resources.

But none of those companies is going to be focused exclusively on musculoskeletal care. They are going to be a broad conglomerate. Our company combined is going to be focused only on that space. So we’re going to have all the capabilities and benefits, including financial wherewithal, to invest in that musculoskeletal space, and yet that is the only market that we’re concentrated on. There aren’t a lot of businesses that will have the scale and all the benefits of sort of a larger corporation with that scale and yet be focused exclusively on this musculoskeletal space.

I think it’s smart because it’s aligned with what we had done historically, a decision that Biomet made to stay focused on that space. When the market started to slow down in 2007 or so, 2007, 2008 because of the macroeconomic conditions, other companies that are direct competitors decided they were going to diversify. So they would go off and acquire their way into a different market, and, you know, there are investors that are attracted to that diversification.

We still believe that if those investors really want diversification, they can invest in multiple companies. We still believe that waking up every day and concentrating 24/7 on our musculoskeletal customers puts us in a better position to compete against those companies that are spreading themselves across more and more markets.

So we’re going to have the resources to go after solutions that are going to be difference makers for tomorrow’s patients. And I don’t think any other company is going to be in the same position to be able to do that.

Now, with that opportunity comes a big responsibility, right? Because if we have those resources, we have to be really focused on delivering difference-making solutions because you all know, and it’s clear with your commitment to quality and your commitment to innovation, that you can think very directly because most of us have family members, loved ones, friends that are the beneficiaries of these products. And the attention to details and quality makes a huge difference. And, you know, kind of keep that in mind and build our businesses around that patient-centric theme. As I said, we make a lot of the right decisions.

So we end up with this terrific portfolio of products. We end up with this incredible wherewithal moving forward to innovate in a differentiated way the strongest distribution channel in the world with very close relationships with hospitals and surgeons that are the decision makers going forward and the financial wherewithal to be able to continuously reinvest in the business.

It may be a question that has come up more on the Zimmer side than the Biomet side to date, but I would also tell you that we’re in good shape on the financing for the transaction. It is a big number. You know, round numbers, $10 billion of financing. But before we came to an agreement and made the announcement, we had an opportunity to discuss the transaction with the right parties that could give us some indication as to how that debt was going to be characterized by the marketplace and came out of those discussions at a good place.

So we did appoint this integration steering committee. And a message went out to all the employees with these beautiful pictures of people that are comprising the integration steering committee. And I think it’s important again to get consistent with the theme we’re putting out there, and it is a genuine commitment on our part that this is all about drawing upon the best of both companies to form a new company.

So it is not an integration steering committee that is controlled by Zimmer people. It’s an integration steering committee that brings terrific experience, including deal and integration experience. But, you know, on this slide there is in excess of 150 years worth of medical device leadership experience, and a lot of transactions and integrations have been planned out and executed by this group.

So I feel really good about the talent that we’re able to assemble on both sides to lead the effort. We had our first integration steering committee in person earlier this week. Had a great discussion about some of the priorities. Maybe if I go to the timeline as sort of a phasing, this is obviously at a very high level. So our discussions at this point are more focused on that first block, the vision and direction. And some of our next set of priorities will be to broaden the team. Again, to draw upon leadership and capabilities from both companies. So we’ll have co-leaders appointed to develop the plans for the different product categories or product engines as well as the geographic segments on the sales side, the commercial entities as well as the functional support areas.

And the steering committee will be responsible for articulating the vision as to what we’re trying to accomplish in the integration plan. Those broader teams will then try to give effect to that direction and that vision in the development of their integration plans.

As we move to the next phase, that next phase, the detailed planning will be, you know, just as you do with your annual business plan. You get into the weeds and start to develop a lot of details around those plans. And all that leads up to the final phase, three, which is after we close the deal we’ll receive, you know, the regulatory approvals that we need to be able to consummate the transaction. And then we move into the implementation phase.

So a lot of work has yet to be done. And I will tell you that even during last night’s town hall session that we had, a lot of questions come forward. And I understand. They are good questions, and they are very understandable questions. But we’re in block one with the planning phase.

So please bear with us on this. We want to get it right. We want to make informed decisions, and do it to the best of our collective ability. So there are going to be a lot of detailed questions that come from individuals’ perspectives that are, as I said, absolutely understandable, but we’re just not at that phase in the process. So, you know, we’re going to communicate frequently with you. We’re going to be very transparent as to the decisions that we’re making, when we expect to make other decisions to the extent that we can at least give some guidance along those lines, the basis, and, you know, thinking and reasoning for those discussions. And they’ll be — there is a process.

I think, you know, the other thing that kind of came out of last night’s discussion with people is it’s going to be a process well after the closing date. So if one thinks that come the closing, if it ends up being first quarter of 2015, that every question is going to get resolved, there is just no way that that is going to be the case. That wouldn’t be prudent for us because one of the overarching objectives of developing this plan is to make sure that we put the customers first, that we’re making decisions that maintain the continuity, that avoid disruption with the customers. And so, you know, we’re going to have plenty of time working together to do things that we think make sense, and, you know, years and years to come. We just want to get the platform stuff right so that on day one we are able to continue to service our customers the best possible way.

So part of what comes with that is, as Jeff put it last night, if we have a surgeon out there that loves a system that gets good patient results that has made a conscious choice to use a particular sales representative in selecting that system and a particular company, Biomet, to get that product from, we don’t want to do anything that disrupts that surgeon’s continuity because they are taking good care of their patients, among other things.

And it’s really important for us to recognize that until the closing, we operate separate businesses. We have to from a regulatory standpoint, but it makes the most sense from the business standpoint as well, because come close date, we want to have as much boat speed coming across that start line as possible. We want to maintain and accelerate the great momentum that these businesses have developed by innovating, by taking those products to market, by continuing to provide reliable sourcing of those products to the operations side. So it really is very much a business as usual. But we’ll be doing this integration work and communicating with people and drawing on a lot of people’s experience in a broader and broader group as time, as time flows to get that integration plan just right.

All of this, I believe — the growing demand because of the aging patient population, and, you know, that baby boomer population is just getting to the point where now the oldest of the baby boomers are getting to a stage where they are most likely to need a total joint replacement. So we have got a great runway in front of us.

This combined entity along with that market dynamic of a lot of people over the next 20 years ramping up and needing these products and solutions creates a great platform for growth. And it really is all about growth at the end of the day. A stagnant company that isn’t growing in sales struggles to provide the kind of professional opportunity and continuity for positions across the organization. A growing company has increased needs for people to take on more responsibility, to hire more people in, to develop that talent, to expand and allow people to achieve their career aspirations, providing for their families along the way in a great way.

It has to be about growth. And we think that this combined company has an even stronger platform, again, than either company would have on an independent basis. So we work together as one team upon closing, and realize the promise of this transaction. We’re quite convinced that it’s going to lead to good things for employees going forward.

So we’re — just to state the obvious. If we’re going to continue to provide the products and systems that surgeons trust, that they have confidence in, you know, then the skilled labor forces that we have across the globe we’re going to rely heavily upon. If you think about the cross-selling opportunities where there is a product in the Biomet portfolio that Zimmer doesn’t have, we’re going to have several thousand Legacy Zimmer sales representatives that are looking to get ahold of that product. So the production needs, if we do this right and realize the growth promise, should expand, not contract.

And nothing is going to contract, you know, on day one of that closing. So these product portfolios and our capabilities both on the production floor and out in the field with respect to the sales reps are going to be further leveraged, not less.

And to state the obvious, but because we have expressed this publicly already, we believe that the combination also cements Warsaw as the musculoskeletal innovation capital of the world and intend to have the corporate headquarters right here, intend to maintain the regional operations out in the field as well, and continue to sell in over 100 countries, with operations, in Zimmer’s case it’s over 25. I think it’s a similar number in Biomet’s case. And those are operations that are going to be further leveraged.

So prior to closing, remember it’s business as usual. And we want, you know, both companies to be as successful as possible so that upon the closing, we have got great business momentum carried into the future.

With that, Jeff, I’ll invite you back up so that we can open it up for some Q and A, and hopefully we don’t run too long to provide for time on that front.

MR. BINDER: So first question I guess is who is going to play drums and who is going to play keyboards?

MR. DVORAK: Volunteers?

MR. BINDER: Between us, I thought.

MR. DVORAK: You don’t want any of that.

It always starts slow and then it breaks loose. How are we doing this by the way? Are we doing mics?

MR. BINDER: Yeah, there are mics up front so people can come up. I don’t know if we’re passing them out.

AUDIENCE MEMBER: Due to the Centerpulse experience that we had, what would you do the same, and what would you do different?

MR. DVORAK: That’s a great question.

Centerpulse was a large transaction that we closed in 2003. And one of the differences in the Centerpulse transaction was we had little time to really develop the integration plan because of the way that combination came about. It was a competing circumstance. There was another deal that was pending, and then we provided a higher amount and ultimately prevailed and got that deal closed. But it was a very short period of time between signing and closing. You know, there are pros and cons obviously to those circumstances.

But I would tell you that one of the things that I think we did well was maintain the continuity of the business. We didn’t make any radical decisions up front. We were pretty methodical and strategic about timing things out to maintain the customer relationships and the continuity of those relationships and I think did that stuff relatively well.

I would say the biggest takeaway years after that transaction that I would reflect upon is I think that we had probably a bigger opportunity to reinvest in the business in some ways that could be significant for long-term growth.

And this is something where, you know, there is a tension to be sure for a public company to generate earnings growth, and on the other hand, to make sure that you’re balancing out the earnings growth with appropriate healthy reinvestment in the business. It’s not a concept that is different than an ongoing independent company’s operations. It’s just that these combinations create bigger opportunities in the first, you know, kind of couple, three years after the closing to do that.

So, for instance — this is why I kind of plant the seed of the innovation pipeline. I think what you — what I wouldn’t want to see us do is say, well, we’re going to rationalize that and end up with, you know, a $200 million spend in R&D because that was enough to support, we believe, the Zimmer business on a standalone business. So we don’t need that additional 150. I feel differently about that.

I think if we have unmet needs that we think we can address with talent and technologies and capabilities to get after those in a bigger way, let’s spend more, and let’s not just grow the profits in the short term at the expense of realizing some of the long-term promise that is really the basis for the desire to bring the companies together.

So those are the kinds of strategic decisions that we’re going to have an opportunity to make, and we’re going to rely on a much broader group of people to help us develop the right plans to balance those opportunities off.

MR. BINDER: I know it wasn’t exactly the question, but one thing that I was thinking about recently was if you think about the three biggest combinations that we have seen in orthopedics at least that involved companies that are focused or have their biggest businesses in the global joint space, you have the Johnson & Johnson acquisition of DePuy back in 1997. I was part of that. You have the Stryker acquisition of Howmedica. You have the Zimmer acquisition of Centerpulse. I would argue in each of those cases what ultimately emerged out of those combinations were stronger companies. So there is a lot of precedent, I think, for creating some power if you do all of this right.

And I think every one of those companies learned lessons, you know, to your question, about what they might do a little bit differently. But I would just point out that the general outcome of those combinations turned out to be positive for the companies and for their people.

MR. DVORAK: That’s very true. That’s a good question.

What else do you have on your minds? A canoe trip? Did you all see the group of people that were jumping on buses to head off for their canoe field trip? We were saying that looks like it’s probably more fun. The rain holds off.

MR. BINDER: I’m sure there are lots of questions. We’ll give it a second so the people muster their courage.

Maybe we could —

AUDIENCE MEMBER: Good morning.

MR. DVORAK: How are you?

MR. BINDER: I apologize. If we could have a couple of people grab microphones and walk around. I think some people might be more encouraged to ask questions if they don’t have to make this long desperate walk down the aisle.

You have shown great courage. So please ask away.

AUDIENCE MEMBER: Well, if I understood correctly, that means both Zimmer and Biomet are going to be operating separately or they are still combined, but you won’t be — I guess the bottom line is I heard a rumor, and — thank you, guys.

MR. BINDER: What did we say about rumors.

AUDIENCE MEMBER: But a department was informed that they were not going — they were going to be eliminated. So that’s a rumor.

MR. DVORAK: That’s a rumor.

AUDIENCE MEMBER: Okay.

MR. DVORAK: And I can confirm that that is a rumor because we have made no such decisions.

AUDIENCE MEMBER: Okay.

MR. DVORAK: Quite literally that integration steering committee, I mean, one of us would have to be making that type of decision. We have made no such decision. We don’t even have the right people involved to contemplate, you know, what we might want to do in a particular area, what makes sense. I mean, again, customers are going to come first. People get very concerned. I understand this. I am not discounting the tension that exists because there is change involved in these circumstances sort of on a more heightened basis than what the world brings us by way of change in normal times.

But no such decisions have been made. There are people that will cycle rumors around about, you know, who is in what role and whatnot going forward. No such decisions have been made at this point in time.

We sat down for, you know, a half day with this integration steering committee for the first time on Monday to start to talk about at a very strategic level what do we want this combined entity to look like, and how are we going to go about realizing the problems of putting these two entities together. That’s where we are.

Anyone who is stirring things up — I will tell you, one of the things that people have to be careful about because I know you have cautioned folks about rumors is that there will be people that want to stir up rumors because it’s in their interest, including competitors in these circumstances that will go out and discuss things in the field, notwithstanding the fact that we have made an explicit and unequivocal commitment to retain the sales positions. They want to stir that up to create some headwinds for the combination.

You know, we need to stay in tight with one another or through these circumstances and take sort of a leap of faith that what we’re describing really is genuinely our intent and that we’re going to be communicating with people. So don’t worry about someone saying that a department is going to get eliminated. No such decision. Whatever department that rumor is attached to, no such decision has been made.

MR. BINDER: And in regard to the first part of your question, about sort of separate versus combined. I think a decent way of thinking about all this is that in a few years after close, it’s going to be one combined company. There is not going to be a lot of distinction in regard to what was Biomet and what was Zimmer. There is going to be the one combined company with a new name, a new culture, a new everything, right? But that doesn’t happen, as David said in his opening remarks, on day one. You don’t close and have a completely combined company.

So I think maybe the way to think about it, you said that you heard that two companies will be operating completely separately. Absolutely true until close. The companies will be operating completely separately. And in a few years they will be operating completely together. In between, it’s going to be a process. And things will combine over time, and there will be common policies and common approaches and common ways of doing things, and there will be an integration. That’s why we’re doing the integration planning. We’re planning for an integration. We’re planning for a combination. But different parts of the combination will happen at different times that make sense for the business over the course of a couple of years after that close.

So separate to start, completely together at some point in the future, and very much a process in between. And it’s about that process that David is committed and that I have committed to all of you we’ll communicate as we go along.

AUDIENCE MEMBER: Okay. And in essence, too, I would like to think — I would pray and hope that should people’s jobs get changed or whatever, that whoever in according — it’s just mainly the possibility of quite — you know, losing a job. I would hope that those that have, they have first dibs in being able to move somewhere else and retain everything.

MR. DVORAK: Absolutely. Well, this is part of, you know — that is a basic ask that absolutely will be respected. You know, this is part of what we intend to do is draw upon talent that both organizations have. This is a different business.

You know, we have been around these businesses and all of you have as well to understand that that institutional knowledge of what we do is incredibly valuable. And, you know, it comes down to the people and their experience. That’s the core asset that we have. The products, the technology is important, but the core asset that we have at the end of the day is what resides within the employee base.

So we intend to do just the opposite, to leverage that to the greatest possible extent going forward. To the extent that ultimately decisions are made at some point in the process, we’re going to work to maximize the opportunities if there is any displacement and to treat people with dignity and respect through that process.

But, you know, first and foremost, and this is what we discussed at that integration steering committee, I want to make sure, and we want to make sure that we’re maximizing the opportunity for growth. And if we all stay focused on that, you know, it’s going to minimize those other decisions that flow. If the business isn’t growing, you know, then that puts pressure on those types of decisions. And that’s not the world that we want to live in, right?

AUDIENCE MEMBER: Yes. Thank you.

MR. DVORAK: Yes, thanks very much for stepping up. Good questions.

In the middle.

AUDIENCE MEMBER: In the recent past, Biomet was approved for an abatement and expansion. What is going to happen with that?

MR. BINDER: The answer to that is I just, I really don’t know. I could dress that up, but that’s the answer.

MR. DVORAK: Yeah, I think we haven’t talked about that. I think that the basis for that expansion and the need hasn’t changed, you know, what form that should take.

We’ll figure out how to leverage a sensible path. That may look like what was planned independently or may be some modified version of it. But fundamentally, you know, good, smart people made a decision that that expansion was necessary. We’re going to have to find a way to accommodate that within the combined company. And those are the types of things where I just, I think it makes good sense for us to be forward looking in making that decision. What we won’t do is allow that process to be an impediment to getting what you need to get done in a timely way to meet the demands that it was based upon.

MR. BINDER: In general terms, the combined company is going to be a very important employer, you know, in the region and in the state. So I’m sure future discussions will be fruitful.

MR. DVORAK: We lost the mic down here.

MR. BINDER: We’ll go here next. Yes. Here in front. Then we’ll go to the side.

AUDIENCE MEMBER: Okay. Hello. Yeah, two questions. We’ll start off small and then go big.

The small scale we’ll go with being that this is an integration process, that’s what we’re discussing, with the idea that people, you create more buy-in when people have some kind of an ownership in ideas, what role can everyone play in this integration process?

MR. DVORAK: Yeah, let me — I’ll take the smaller question. You take the big one.

I’m pretty sure it’s going to be harder.

MR. BINDER: Usually in the exam, the harder test is toward the back.

MR. DVORAK: So, you know, that is a great question.

You know, again, what we intend to do is take that group of eight and expand it in a significant way to develop these co-leads for integration planning by each of the product area or business units as well as the geographic segments as well as the functional support areas. So we’re going to be doing that in the coming days. I guess I didn’t mention that we’ll also set up sort of an office of overseeing the integration. And that’s, it will be referred to as the integration management office.

So in a world that is already laden with a lot of acronyms — I know we have a lot of them. You have a lot of them. But it’s the IMO. So whatever, or if you guys want to call it something else, we’ll call it something else.

MR. BINDER: No, no. IMO.

MR. DVORAK: But I think what that structure, once that leadership group is in place, that is going to really give us the capability to start getting more and more people involved in reaching out to people. And we’re going to do that on a lot of different fronts including sort of characterizing what we want the future of company culture to look like.

So there is going to be a lot of opportunity within your area of responsibility to float opinions, questions, comments up that are going to get listened to and responded to in the best way we can. I think some of that structure is already set up. But I would tell you that most fundamentally from my perspective what you can do is do a great job in your role and keep a positive attitude. Sort of take a leap of faith forward. Suspend some of those apprehensions about what this can be, and to be adaptable and accepting of some change that inevitably is going to take place.

If you work hard to maintain that mindset which is a big ask, you know, stay positive, keep a good attitude, do whatever you can to make your business successful in your current role, and increasingly as time progresses plug into the integration, provide us feedback, volunteer, input into that process. That’s sort of a big response maybe to what you deem to be your small question.

But I think if we get that right across both these organization, we’re off to a great start to draw upon all the talents and great ideas that reside within each of the companies.

Now, he gets the hard one.

MR. BINDER: That was a really good answer, but a small question.

All right. Come on.

AUDIENCE MEMBER: There is a couple of thoughts that kind of came to mind, and then I heard a few things that I really liked. So I mean, managers maintain the present, while leaders create the future. That’s the first thought. The other one is where there is no vision, people perish.

So I heard the ideas of kind of where we’re headed is musculoskeletal and maintaining focus in that field which is good because when it comes to success in any endeavor, there has got to be focus. Broken focus is the creation of a lack of success.

So looking at that, looking at a global economist, his name is Paul Zane Pilzer. He mentioned that in the next 20 years — and he has been basically right on for the past 30 or so with everything that he has kind of predicted. He said there is going to be trillions of dollars in the industry of health and wellness. He says now —

MR. BINDER: You said who?

AUDIENCE MEMBER: Paul Zane Pilzer, a global economist. Kind of the idea that he mentions is in the US we focus on the healthcare industry. We go to a doctor when we’re broken. Whereas in other areas like in China they fire their doctor if they get sick.

So looking at that idea and looking at the idea of R&D and putting a lot of investment there, is there anything as far as prevention goes when it comes to the musculoskeletal field and as opposed to just replacing parts in people?

MR. BINDER: That is a good question. Both companies have made significant investments in early stage therapies.

You know, there was a time I think when orthopedic companies might have been wary about investing in early stage therapies. I think the inaccurate thought process was we’re going to obsolete ourselves if we come up with early stage therapies. But we all know from experience that if there are early stage therapies to be invented, somebody is going to invent them, it really ought to be us, not to mention the significant advantages to patient care.

So we have talked in this room previously about some of our early stage biologics programs. We have got a really, really exciting program. I think we have been a little bit quiet about it. So Zimmer has a real jewel that was part of their purchase of the acquisition of Biomet with the important part of the combined companies and early stage autologous therapy for osteoarthritis that we think has incredible promise and has shown great results in animals, and we’re just into the early stages of our pilot studies.

At the same time I can let David talk about Zimmer’s programs. But Zimmer has a couple of really, really exciting programs in early knee preservation as well. I think when you put those programs together, I think there is going to be no company in the world that has a more interesting portfolio of high value potential early stage interventions.

MR. DVORAK: Yeah, I think that you framed out sort of a strategic question that really is at the core of why a combination like this can make such a difference.

Jeff chairs the payment committee with the U.S. with the ACA implementation, and some of the payment aspects and the payment and delivery aspects within the Affordable Care Act, you talk about accountable care organizations, and bundling concepts. So increasingly, the U.S. direction as it relates to the federal programs is gravitating away from this DRG-based system which is just fee for service and getting broader in the definition of, you know, kind of a compensation for value, right?

What that says to us is we need to innovate more broadly. We need to observe that episode of care within the musculoskeletal space in a more comprehensive and integrated fashion.

So I think the question you put forth is absolutely the right one. And while we need to continue to innovate in products and systems technologies, bearing surfaces, bony ingrowth technologies the way we have historically as Jeff is referencing, coming up with the continuum of care, early intervention, joint preservation and as well comprehensive pre-operative planning systems which you have been working on, interoperative technologies which you have developed and brought to market, we have complementary steps on both those fronts and even post operative care across that continuum of care, all the anatomical settings is part of what I think the winning recipe is going to be for a musculoskeletal company of the future.

AUDIENCE MEMBER: Hi.

I was wondering what name ideas to the (inaudible).

MR. BINDER: I’m sorry. You faded out.

AUDIENCE MEMBER: What name ideas are being thought about for a combined company?

MR. BINDER: I’m still not hearing.

AUDIENCE MEMBER: The name for the new company.

MR. BINDER: Oh, the name for the new company. Thank you. You also forced us to repeat the question which we forgot to do.

MR. DVORAK: I think the mic.

We’re going to put the right people together to concentrate on that and do the branding work to bring that forward. I would expect us to be able to take that work forward pre-close and get to a point where we’re making decisions.

But again, I want to draw upon the talents from both organizations to leverage those brands.

What we don’t want to do is end up arriving at the answer to that question the way that doesn’t fully leverage those brands in the eyes of the, you know, most importantly the customers, but as well the employees, the sales reps across the globe.

MR. BINDER: Agreed.

Yes.

AUDIENCE MEMBER: Hello. I was just wondering that after the board and financial people do all their stuff, when you had this integration going on, are you going to involve the people on the floor for like hours and salary and vacation and insurance and stuff, the hourly people? Are they going to be involved in that team?

MR. DVORAK: Yeah, I think that you know, as we get the operations leadership developed and grouped together to begin to develop that integration plan, that obviously is something that we will do.

I will tell you that just as it relates to those compensation issues, as Jeff was describing in response to the earlier question, it will not be likely the case that all of those questions are answered a month from now or even a few months from now. But, for instance, in the agreement that we came to, what we’re not going to do is take any steps that as a total compensation package, comp and benefits package reduces.

So you ought to have some faith that on a go-forward basis, you know, the status quo is going to be maintained because there is a contractual commitment to do that.

Quite apart from the contractual commitment, you know, we are going to get the right people involved just as Biomet would do as an independent company to understand where you place the most value, and put compensation and benefits programs together presumably in a way that is most responsive to where you place value. You know, I know that is the way we have tried to design those programs down the street.

There are a lot of people obviously who are recipients of these programs, and as you can imagine, there, are a lot of tastes and preferences, differences. And so it forever is going to be a topic where some people are going to have a difference of perspective of what it all will look like. But, you know, business as usual up until the closing to the extent that even as of the point of the closing we’re developing a view as to what the go-forward program will look like, we’ll be communicating that to you.

MR. BINDER: And then one of the fundamental questions in integration planning even in Warsaw as we discussed last night with third shift is, you know, for what period of time will the facilities be, you know, separate sites, you know. Do you ever combine them to one site? Those are the kinds of questions that are nowhere near being answered and would probably go to this question about, you know, how we’re going to think about different kinds of work rules.

I think everybody in this room knows that within Biomet over the course of the past year we have done a ton of listening. We have done a ton of focus groups. We have talked about various issues in the plant. Not just compensation, but a whole host of issues.

We have learned a lot by listening. We promised at the beginning of that journey we didn’t necessarily come up with solutions that everybody agreed with, 100 percent on every single bullet point. But in general, I think we have made things a lot better by listening, and I don’t think I’m stretching to say that, you know, the new company, the new combined company is going to listen as well.

Of course, the policies and the rules and all of the elements that affect our work lives, whether we work in the plant or whether we work in the office or whether we work in the field, I think any great company listens to its people in developing all those policies and rules, and this is going to be a great company. Continue to be.

AUDIENCE MEMBER: See, I’m curious — I’m over here on this side. Right. To your right.

Curious. We have all gone through a series of emotions since the announcement. We have lived it. What’s it been like at Zimmer? What has been the series of emotions?

MR. DVORAK: That’s a good question.

I think that — similar, but maybe a lag to it, you know. I think that at the point of announcement, you know, probably is a much more dramatic and material effect on this side, you know. On the Zimmer side I will tell you that there is sort of a notion that the bigger company that is the acquirer, that connotes certain things.

And as we keep talking about the same concepts, because I will tell you — I made the statements and the commitments in the exact same way to both organizations. I think the reality that things are going to change, and that it isn’t going to be Biomet getting integrated into Zimmer.

So kind of on a lag basis, then that group steps back and says, yeah, this is going to be different. I don’t have all the answers to the questions and all of a sudden have that same psychological impact occurs. And then people are going to have to work their way through it.

There was an article that I forwarded over to Jeff that describes kind of the impact of these announcements, and sort of the cycle of uninformed pessimism that leads to, you know, sort of bottoming out, and then hopefully people look back as you’re able to describe more specifically what the vision is to be an informed optimism. And I just think that, you know, that cycle and the process at Zimmer has lagged what transpired at Biomet.

So you’re already on the upswing to the curve, I think. I think that there are going to be some people at Zimmer that have heard me say the same things that I have discussed with you about we’re going to form a new company that is better than either company would be. But that needs to be an honest commitment to sort of teasing apart all the mentions, process, cultural elements, and whatever, and go at that with the genuine commitment to form this new company. And as we are deeper into that, there will be change on that side. And, you know, that is going to be something to be managed on the Zimmer side as well.

But, you know, it’s equally important to me obviously to make sure we keep having the conversations and keep people up to date as to how we’re making the decisions and the rationale for those decisions because you ultimately need both sides to come forward and want to be part of creating a better company, you know, as a consequence.

MR. BINDER: Yes. Charity.

AUDIENCE MEMBER: I was wanting to know if our years of service with Biomet will continue on to the new company.

MR. BINDER: Yes.

MR. DVORAK: That’s an explicit commitment.

MR. BINDER: It’s an explicit commitment in the agreement, yeah.

AUDIENCE MEMBER: As we all know, the closer we get to closing, there is going to be more rumors swirling. Are there now or will there be specific people we can go to to cover any concerns or questions we may have?

MR. DVORAK: Yeah, Peggy Taylor, any questions.

Any question you have, concerns. It really doesn’t matter if it’s in your business life or personal life, Peggy wants to help you.

MR. BINDER: That’s who I use. So, I mean . . .

MR. DVORAK: No, there is a structure to receive those questions. But obviously — I think that is the right plug-in point. That, you know, Peggy resides on the integration steering committee. And any of the questions or concerns are going to flow through. And it is important for you to be communicating those because we’re going to want to understand at least the themes of concerns, and at the steering committee level, make sure that we’re being as responsive as we can to those concerns. But as well, using that input to make the best and most informed decisions as well.

MS. TAYLOR: Quick reminder. There is an email that we have set up. Teammemberquestions, all running together, . com — @biomet.com. Sorry.

So please funnel your questions there. We are watching them. As we have talked about here today, we don’t have all the answers to those questions because the integration planning process hasn’t started. But we are categorizing those questions. We will be feeding them to the integration planning teams so they know what is on people’s minds. So that is another way, too.

For those of you who are interested at getting not just your questions, but some of your comments and observations, they can come through the email as well. So if there is something you want us to pay particular attention to, that would be another vehicle that you can use to get your concern or your priority or your interest heard.

So I encourage you to all do that with the understanding we don’t respond back to you in the 24 hours you might normally hope we would, it’s because we’re not able to answer it. It’s going into the process that will feed into the integration planning teams.

MR. BINDER: Let me ask a quick question. Who in this room to this point has heard a rumor about the decision that has been made around this integration. Please raise your hand if you have heard a rumor.

Okay. They are all false.

No decisions have been made. We had our first integration steering committee meeting on Monday. It was a four-hour meeting. We spent the first hour introducing ourselves. We followed by talking about some ground rules. We talked about the vision for the new company. There was nothing on the agenda about making a decision about anything having to do with the integration. Zero.

David is the CEO of Zimmer. I’m the CEO of Biomet. As he put it before, decisions will be made, we would have to know about them. We don’t know about them.

This is — I say this not to be cute. I say this because there are going to be rumors, and as I talked about the first time we got together, and I repeat it every time we talk. We all have to be disciplined about, A, not believing them, and then, B, what is the lifeblood of a rumor? Repetition. Not repeating them. I heard that.

It’s more destructive than you think to tell somebody, “I heard that such and such,” if such and such has no foundation to it.

And I can tell you for absolute sure, such and such has no foundation to it at this point. Now, there will be a time in the future where decisions are being made, and at that point we will communicate as we have committed to you about decisions that are made as they are made.

As David said before, even that is going to require a great deal of patience because the kinds of decisions that are going to be made are not in every case going to be the kinds of decisions that you’re most going to want to hear about, exactly what is happening in my department, exactly what is happening with me. You know, those decisions, A, will not be publicly announced in many cases, at least personal ones. And then, B, they are going to take longer. And many of them won’t be made until after we close the deal. So we’re talking about nine months, you know.

So, again, I can’t emphasize enough how destructive the repetition of unfounded rumors is for the psychological well-being of team members of companies, for the companies, for the future of the business, for everything. It’s not productive, and it is in fact destructive.

Yes.

AUDIENCE MEMBER: It’s known that Zimmer outsources certain departments. Should we expect those same departments to be outsourced here?

MR. DVORAK: Again, I wouldn’t jump to an expectation at this point in time. You know, we have done some of that over time. And, you know, I will tell you that in many of those instances we have been able to reposition people with opportunities that are affected by any of those decisions in a very successful way that paid a lot of care and attention to either insuring that if it’s a position that gets moved because we can do it better and more cost effectively, that those people end up getting employed by the third party or that we’re finding other opportunities within Zimmer. And it’s something that we take very seriously. I would tell you that I think we have done that extraordinarily successfully, and, you know, some of the people that I stay in contact with that have been part of those programs have landed at a place that they are very happy with and continuing to provide for their families very successfully.

So first, don’t presume anything. We do whatever makes sense as we develop these plans in a long-term run of the business. But even in the case where such a decision is made, you know, what comes first in our mind is to make sure that people are taken care of the right way and good people find other roles within the company or the third parties that we’re moving those services to.

MR. BINDER: Just to put even a finer point on it. You know, sometimes the logic for something being outsourced is because it doesn’t make sense at a certain size of business. And sometimes when you reassess that later, there might be a different logic pattern, and it might make more sense now to do it inside than it used to when the companies were separate. And that has to do with outsourced processes on both sides. That is not to give you a guarantee about any particular part of the business. I’m sure that some of what is outsourced will continue to be. And there will probably be some things that are outsourced that will be brought in eventually.

It’s all part of making good business decisions as part of the integration planning. So the first part is really important, not to make any presumptions that just because something is done some way now, that it will be done that way in the future.

Yes.

AUDIENCE MEMBER: So I look at product integration as the Xs and Os, okay? So you kind of figure out what products make sense. But I believe that making a good team, you have to have great chemistry. So we have the jeans and T-shirt culture.

MR. BINDER: Continue, please.

AUDIENCE MEMBER: Jeans and T-shirt culture at Biomet and the suit and tie culture of Zimmer.

(Audience laughter.)

AUDIENCE MEMBER: So how do we — what are your thoughts on combining that culture? Because without a great chemistry, this team is not going to work.

MR. DVORAK: Yeah, I think that, you know, that the premise to what you stated is dead on. It is all about the team and the culture within that team and ensuring that there is fundamental trust is the foundation among those team members, an alignment as to what they are trying to accomplish together, right? And a shared belief system and values and behaviors that are consistent and ought to be, you know, general statements and behaviors across the entire enterprise. We’re going to go about characterizing the cultures of each company.

But I think as important as that, what do you see and when I come out and ask people as being the pros and cons or the strengths and development needs of the current Biomet culture have done a lot of work in that regard on the Zimmer side. But I think more important than any of that baseline work is what do we want the culture of the company to be? Because I would guarantee you that if I got around and had the chance to interview a couple dozen people in this room, there would be people that have a lot of belief and faith in aspects of the current Biomet culture and other areas they would like to see improved. I certainly feel that way about the Zimmer culture. I think there are aspects of it that are terrific and other aspects of it when we talk about our values, that we have more work to do on that front.

But we’re going to work with people to develop that vision for what we want the future culture to be. I would be careful about maybe using that dress code thing as a real representation or embodiment of one culture or the other.

I don’t wear a suit to work. Anything I can do to avoid wearing a suit I do, you know. You pack those things up. I wear suits to the investor meetings. We wear suits if we’re going to DC to try to get people to come to their senses and repeal the Medical Device Tax because you can’t go up to Capitol Hill without wearing a suit.

I will tell you I’m not getting in the car in the morning and driving to work wearing a suit. And I am completely openminded about what we want a dress code of the combined company to be.

I would skew that conversation without making any decisions because we’ll have the planners work that process. But I would rather wear jeans to work in the morning just so you understand rather than even dress pants.

(Audience applause.)

I shoved through a change even at the board meetings to get out of suits. So our board does not wear suits to the meetings. It was different a few years ago. But you understand my preferences in that regard by the statements.

Coming back more centrally to your question though is we’re going to have to work on that together. We’re going to have to spend a lot of time to get to know one another, and talk about what we want the values of the combined company to be and very specifically what behaviors are consistent with those values and what behaviors aren’t.

And, you know, the behaviors and value systems, that’s an obligation that all of us have to exhibit. You know, but recognize that it starts with us as leaders. There are aspects of the Zimmer culture today that as I said I’m very proud of. There are other aspects of it I’m less proud of. Fundamentally it starts with me. So I have got to be open and flexible to change and grow and get better and be a better leader in those areas where, you know, the Zimmer culture has to improve and needs to improve.

But it’s going to be a very — I will tell you relative to any of the integrations that I have worked on, the experience that I have had in this role, the experience that I have had in prior integrations causes me to believe that that cultural aspect — not the jeans versus, you know, suits, but the true cultural aspect — the value systems and beliefs are, that needs to be a top priority for the development of this integration plan. And we want to go about that in a really intentional and thoughtful way.

But you should not construe us going about the culture, you know, characterization and aspiration of what we all decide we want it to be for the combined company when we close as being anything other than an emphasis and recognition of how important that is, as opposed to if you’re talking about culture in a certain way, then you already don’t get it.

You know, I think that that culture stuff, because it can take the form of, you know, they wear suits; we wear jeans. That isn’t all that helpful, really, to understanding the core values at the foundational level of these organizations.

So we want to do that work, but we want to do that work in the way that we’re not talking past one another. We’re really getting at I don’t care if you wear a suit. I don’t care if you wear jeans. I do care about you putting the customer central, working in a collaborative way, working as one team towards an end, having a bias towards action. Some of the words that you all use to express your current culture which I think are terrific.

MR. BINDER: Are we okay? Okay. Thank you, for your time today. Please join me in thanking David.

MR. DVORAK: Thanks very much. Appreciate it.

zimmer
Personal Fit. Renewed Life.™
BIOMET
One Surgeon. One Patient.

Biomet Town Hall Meeting June 10, 2014

zimmer
Personal Fit. Renewed Life.™
+
BIOMET
One Surgeon. One Patient.

zimmer
Personal Fit. Renewed Life.™
BIOMET
One Surgeon. One Patient.

Creates leading musculoskeletal innovator to shape solutions for the evolving healthcare market 1

ZIMMER
Warsaw, Ind

zimmer
Personal Fit. Renewed Life.™
BIOMET
One Surgeon. One Patient.

Zimmer Business Overview 2

zimmer
Personal Fit. Renewed Life.™
BIOMET
One Surgeon. One Patient.

Strategic Benefits of Combination
Comprehensive portfolio of solutions and commitment to
innovation
Musculoskeletal diversification and scalable platforms
Global distribution channels and cross-selling opportunities
Strong financial profile
Combination is in large part
about growth!
3

zimmer
Personal Fit. Renewed Life.™

BIOMET
One Surgeon. One Patient.

zimmer
Personal Fit. Renewed Life.™
BIOMET
One Surgeon. One Patient.

Integration Steering Committee (ISC)
4
David Dvorak
President and
CEO
Jim Crines
EVP, Finance and
Chief Financial Officer
Jeff Binder
President and
CEO
Dan Florin
SVP and
Chief Financial Officer
Bill Fisher
SVP, Global
Human Resources
Chad Phipps
SVP, General Counsel
and Secretary
Peggy Taylor
SVP, Human
Resources
Dan Williamson
SVP and President, Global
Reconstructive Joints

zimmer
Personal Fit. Renewed Life.™

BIOMET
One Surgeon. One Patient.

Integration Planning Process 5 Vision and Direction Phase 1: Initial Design Phase 2: Detailed Planning Phase 3: Implementation

zimmer
Personal Fit. Renewed Life.™
BIOMET
One Surgeon. One Patient.

Exciting Opportunities for Employees
Additional opportunities as part of larger, more diversified global organization
Commitment to our combined skilled labor force
Operate out of Warsaw and maintain presence around the
world
Leveraging best of both
companies to form a new, stronger entity
6

zimmer
Personal Fit. Renewed Life.™
BIOMET
One Surgeon. One Patient.

Questions & Answers 7

zimmer
Personal Fit. Renewed Life.™
BIOMET
One Surgeon. One Patient.

Cautionary Statement Regarding Forward-Looking Statements
8
This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.
Forward-looking statements may be identified by the use of forward-looking terms such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “estimates,”
“projects,” “assumes,” “guides,” “targets,” “forecasts,” and “seeks” or the negative of such terms or other variations on such terms or comparable terminology.
Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger between Zimmer and LVB Acquisition, Inc.
(“LVB”), the parent company of Biomet, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of Zimmer’s management and are subject to significant risks and uncertainties that could cause actual outcomes and results to differ materially.
These risks and uncertainties include, but are not limited to: the possibility that the anticipated synergies and other benefits from the proposed merger of Zimmer and LVB will not be realized, or will not be realized within the expected time periods; the inability to obtain regulatory approvals of the merger (including the approval of antitrust authorities necessary to complete the transaction) on the terms desired or anticipated; the timing of such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the risk that a condition to closing the transaction may not be satisfied on a timely basis or at all; the risk that the proposed transaction fails to close for any other reason; the risks and uncertainties related to Zimmer’s ability to successfully integrate the operations, products and employees of Zimmer and Biomet; the effect of the potential disruption of management’s attention from ongoing business operations due to the pending merger; the effect of the announcement of the proposed merger on Zimmer’s and Biomet’s relationships with their respective customers, vendors and lenders and on their respective operating results and businesses generally; risks relating to the value of the Zimmer shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Zimmer’s or Biomet’s debt) on a timely basis and on reasonable terms; the outcome of any legal proceedings related to the proposed merger; the risks and uncertainties normally incidental to the orthopaedic industry, including price and product competition; the success of the companies’ quality and operational excellence initiatives; changes in customer demand for Zimmer’s or Biomet’s products and services caused by demographic changes or other factors;
the impact of healthcare reform measures, including the impact of the U.S. excise tax on medical devices; reductions in reimbursement levels by third-party payors and cost containment efforts of healthcare purchasing organizations; dependence on new product development, technological advances and innovation; shifts in the product category or regional sales mix of Zimmer’s or Biomet’s products and services; supply and prices of raw materials and products; control of costs and expenses; the ability to obtain and maintain adequate intellectual property protection; the ability to form and implement alliances; challenges relating to changes in and compliance with governmental laws and regulations, including regulations of the U.S. Food and Drug Administration (the “FDA”) and foreign government regulators, such as more stringent requirements for regulatory clearance of products; the ability to remediate matters identified in any inspectional observations or warning letters issued by the FDA; changes in tax obligations arising from tax reform measures or examinations by tax authorities; product liability and intellectual property litigation losses; the ability to retain the independent agents and distributors who market Zimmer’s and Biomet’s products; dependence on a limited number of suppliers for key raw materials and outsourced activities; changes in general industry and market conditions, including domestic and international growth rates and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations; and the impact of the ongoing economic uncertainty affecting countries in the Euro zone on the ability to collect accounts receivable in affected countries.  For a further list and description of such risks and uncertainties, see Zimmer’s periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”).  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.zimmer.com or on request from Zimmer.  Zimmer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be set forth in the companies’ respective periodic reports.  Readers of this communication are cautioned not to place undue reliance on these forward-looking statements, since, while management believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-
looking statements will prove to be accurate.  This cautionary statement is applicable to all forward-looking statements contained in this communication.

Additional information and where to find it
9
Zimmer will file with the SEC a registration statement on Form S-4, in which a consent solicitation statement will be included as a prospectus, and other documents in connection with the proposed acquisition of LVB.  The consent solicitation statement/prospectus will be sent to the stockholders of LVB.  INVESTORS AND SECURITYHOLDERS OF
LVB ARE URGED TO READ THE CONSENT SOLICITATION/PROSPECTUS, AND ANY OTHER FILINGS THAT MAY
BE MADE WITH THE SEC IN CONNECTION WITH THE MERGER WHEN THEY BECOME AVAILABLE, AS THEY
WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.  The registration statement and consent solicitation statement/prospectus and other documents which will be filed by Zimmer with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov or from Zimmer at www.zimmer.com.  Such documents are not currently available.  You may also read and copy any reports, statements and other information filed by Zimmer, LVB and Biomet with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.
Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Certain executive officers and directors of LVB have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about this Transaction

In connection with the proposed transaction, Zimmer will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a consent solicitation statement of Biomet’s parent company, LVB Acquisition, Inc. that also constitutes a prospectus of Zimmer. We urge investors and security holders to read the consent solicitation statement/prospectus when it becomes available because it will contain important information regarding the proposed merger. You may obtain a free copy of the consent solicitation statement/prospectus (when available) and other related documents filed by Zimmer and Biomet’s parent company, LVB Acquisition, Inc., with the SEC at the SEC’s website at www.sec.gov. These documents and other relevant materials, including any documents incorporated by reference therein, when and if filed, may also be obtained free of charge from Zimmer at http://investor.zimmer.com or from Biomet at http://www.biomet.com/corporate/investors/, as applicable. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors: the ability of the parties to complete the proposed merger; the parties’ ability to obtain regulatory approvals of the proposed merger on the contemplated terms and schedule; the impact of the announcement of, or failure to complete, the proposed merger on relationships with distributors, employees, customers and suppliers; potential or actual litigation; the success of LVB Acquisition, Inc.’s, the parent of Biomet, Inc., and its subsidiaries’ (together, the “Company”) principal product lines; the results of the ongoing investigation by the United States Department of Justice; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Deferred Prosecution Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of federal health care reform; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the ability of the Company to successfully integrate acquisitions; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; the impact of product liability litigation losses; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q.

Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this document. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.